Filed by: Gold Royalty Corp.

(Commission File Number: 001-40099)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Elemental Royalties Corp.

FINAL TRANSCRIPT

The following is a transcript of the presentation by Gold Royalty Corp. at an investor call held on January 12, 2022 at 11:00 a.m. EST (8:00 a.m. PT) to discuss the offer to acquire all of the outstanding common shares of Elemental Royalties Corp. and respond to questions.

Gold Royalty Corp.

Offer to Acquire Elemental Royalties

Event Date/Time: January 12, 2022 — 11:00 a.m. E.T.

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Corporate participants

David Garofalo

Gold Royalty Corp. — Chairman, President, Chief Executive Officer

John Griffith

Gold Royalty Corp. — Chief Development Officer

Conference Call Participants

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PRESENTATION

Operator

Good morning. My name is Sarah, and I will be your conference Operator today.

At this time, I would like to welcome everyone to the Gold Royalty Corp. Webcast, regarding yesterday’s announced launch of a formal offer to acquire Elemental Royalties Corp.

Presenting today from Gold Royalty is Mr. David Garofalo, Chairman, President, and CEO, and Mr. John Griffith, Chief Development Officer of the Company. After this first remarks, there will be a question-and-answer period.

Thank you. Mr. Garofalo, you may begin your conference.

David Garofalo — Chairman, President, Chief Executive Officer, Gold Royalty Corp.

Good morning, everybody, and thank you so much for taking the time to join us today.

Before we begin, I need to call your attention to the disclaimer notice, reminding all listeners that today’s presentation remarks by the speakers will contain certain forward-looking statements, including with respect to the anticipated timing, benefits, and effects of the proposed acquisition of Elemental by Gold Royalty. Gold Royalty’s business plans, strategies, the plans of the Operators underlying its interest and expected exploration and development timelines respecting such projects.

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The advisees (phon) in this presentation, along with our annual report on Form 20-F, and the operative purchase to take over bid circular on SEDAR and EDGAR describe important risks, factors, and assumptions relating to such forward-looking statements.

This presentation does not constitute an offer to buy, or sell, or solicitation of an offer to buy or sell any securities. The offer to acquire Elemental Royalties’ securities and issue securities of Gold Royalty’s made solely by and subject to the terms and conditions set out in the formal offer to purchase and take over bid circular, and accompanying letter, or (inaudible) middle and notice of guarantee delivered (phon).

We’ve also filed connection with the offer a registration statement on Form F-4, and with the U.S. Securities and Exchange Commission, which contains a prospectus related to the offer. Investors, Elemental Shareholders, and other interested parties are urged to read these documents, and any and all other relevant documents filed, or to be filed with the SEC connection with the offer, as those documents become available, as well as any amendments or supplements to those documents because they contain or will contain important information. Materials filed with the SEC will be available electronically without charge at the SEC’s website at www.sec.gov under Gold Royalty’s profile, and materials will be posted on Gold Royalty’s website at www.goldroyalty.com.

I’m very pleased to be here today to announce Gold Royalty’s proposed acquisition of Elemental Royalties. We’ve been closely following Elemental for the past year and we strongly believe a transaction at this time creates value for both sets of Shareholders. The acquisition of Elemental aligns with our key strategic initiatives and strategically positions Gold Royalty as a preeminent intermediate precious metals royalty company.

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Combined Company will have sector-leading portfolio of 200 royalties across cash flowing, development, and exploration assets, which will drive both immediate and longer-term growth. Near term, the combined Company will boast an industry-leading growth profile over the next three years. Our longer-term growth will be driven by a deep pipeline of early-stage royalties, Gold Royalty’s Royalty Generator Model, and future acquisitions.

Elemental will add another cornerstone royalty to our portfolio, a 2 percent NSR on Capricorn Metals’ Karlawinda operation, Australia’s newest gold mine. This will nicely compliment our existing cornerstone royalties on Agnico and Yamana’s Canadian Malartic gold mine, and Wallbridge’s Fenelon gold project, both in Quebec. Together, these assets along with REN, the project in Nevada which is owned by NGM and operated by Barrick, highlighted a deep portfolio of assets focused in Tier-1 jurisdictions and owned by Premier Operator Partners. For reference, an inventory of the combined companies’ many other prominent royalties is available in the appendix of this presentation.

Finally, Gold Royalty’s led by an experienced Management team with deep capital markets experience and a track record of creating value. Gold Royalty’s objectives is to create a growth-focused precious metal intermediate royalty company and the acquisition of Elemental aligns strongly with this objective.

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Before we discuss the merits of the transaction, let me first review the proposed terms of the acquisition. Gold Royalty’s proposing to acquire all the issued and outstanding common shares of Elemental on the basis of 0.27 of a Gold Royalty share for each Elemental share. Based on Gold Royalty’s closing price on December 17, 2021, the offer values Elemental at CAD $1.78 per Elemental share, for total equity value of approximately CAD $130 million on a fully diluted in-the-money basis.

The offer represents a substantial 37 percent premium to Elemental’s closing share price on December 17, 2021, and Elemental Shareholders are expected to own approximately 12 percent of the combined entity upon completion of the transaction. Our offer has no due diligence or financing conditions and does not require Gold Royalty Shareholder approval. The offer’s open to acceptance until 5:00 P.M. on April 27, 2022, Eastern time. Additional details will be included in the take-over bid circular that has been filed with the regulators.

Gold Royalty’s focus on creating a preeminent growth-focused precious metal intermediate royalty company and we strongly believe Elemental’s portfolio perfectly aligns with this strategy. One of the key facts that drew us to Elemental is its attractive mix of cash flowing and near-term development assets, which immediately enhances Gold Royalty’s near-term cash flow profile, and complements our growth-focused portfolio. Importantly, the acquisition of Elemental will add another cornerstone royalty to Gold Royalty’s portfolio: a 2 percent NSR in Capricorn Metal’s Karlawinda operation; again, Australia’s newest gold mine. Karlawinda is a long-life, high-margin asset in Western Australia, providing Gold Royalty Shareholders with exposure to another Tier-1 jurisdiction, in addition to our existing portfolio in Nevada and Quebec. This acquisition also builds on Gold Royalty’s strategy partnering with Premier Operators, including Capricorn and Endeavour Mine, a $5.2 billion intermediate gold producer.

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Finally, we continue to grow in a financially prudent manner, and the acquisition of Elemental is accretive to Gold Royalty on key financial and operating metrics.

We believe this acquisition offers a very compelling value proposition to Elemental Shareholders. First, it offers a significant upfront premium of 37 percent, based on the unaffected December 17, 2021 closing price of both Companies. The premium values Elemental CAD $1.78 per share, a price that exceeds Elemental’s share price at any point in 2021. It also provides a sector-leading portfolio of 200 royalties across cash-flowing, development and exploration assets, focused in Tier-1 jurisdictions.

Enhanced trading liquidity: Gold Royalty has an average of USD $3.2 million of daily trading liquidity over the past six months, compared to only $62,000 per day for Elemental.

Financial strength: Gold Royalty currently has approximately USD $37 million in cash and marketable securities and no debt. With an oversubscribed $90 million initial public offering in March 2021, Gold Royalty’s demonstrated the ability to access capital markets at an attractive cost of capital, providing the combined Company with the critical mass to drive continued growth through acquisition.

Management track record: Gold Royalty has a Management team with deep mine and capital markets expertise, and an established track record of success in the royalty and mining industry. The Gold Royalty Management team has demonstrated stability through the recent acquisitions of Ely Gold, Abitibi Royalties, and Gold Valley, to successfully execute transformative acquisitions in an increasingly competitive market. We believe we have the right team to lead the combined Company to the next stage of growth.

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Our re-rate potential: we believe the combined Company has a clear path to re-rate. In combination with Elemental, Gold Royalty will be strategically positioned as a preeminent intermediate gold royalty company. In addition to the upfront premium, we believe Elemental Shareholders will benefit from potential valuation re-rating, as a result of the combined Company’s increased scale, portfolio diversification, trade liquidity, index inclusion within the GDXJ, and the potential for future growth, both organically and through acquisition.

The offer represents a significant upfront premium of 37 percent to Elemental Shareholders based on the closing price of both companies’ shares on December 17, 2021. This premium values Elemental at CAD $1.78 per share, which exceeds Elemental’s 2021 peak share price, as you can see in the chart on the right.

The pro forma portfolio will provide pure precious metal exposure. The combined Company will have 12 royalties on assets that are producing today with another 23 royalties on assets in development, providing a compelling mix of immediate cash flow coupled with strong medium-term growth. Close to 75 percent of our net present value contribution will come from Quebec, Nevada, and Australia, three Tier-1 jurisdictions. Finally, 46 percent of our assets are operated by major mining companies, which we define as senior, or intermediate producers.

Full royalty averaged approximately USD $3.2 million of daily trading liquidity over the six months ended December 17, 2021, as compared to approximately $62,000 for Elemental of the same period. A combination with Gold Royalty’s expected to allow Elementary Shareholders to realise an immediate premium at a far more liquid vehicle. In addition, Gold Royalty has a strong balance sheet with total liquidity of $37 million and no debt.

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Gold Royalty’s led by our world-class Management team, with deep experience in the global mining and financial sectors including Goldcorp, Athay (phon), Newmont, Agnico Eagle, Bank of America, Merrill Lynch, and Ernst & Young. Many of our Management Board members come from operating backgrounds which provide us a clear-eyed view of the underlying risks that Operators are facing. Our team’s experience and connections really give us unparallel access to virtually any company in the mining space to pursue royalty opportunities on a bilateral basis.

We believe that the combined Company has a clear path to re-rate through increased scale, portfolio quality, cash flow generation, and growth. We’ve summarized what we believe that the key drivers of a potential re-rate on the left side of this page, including cornerstone royalties on Canadian Malartic, Canada’s large producing gold mine, Fenelon, and Karlawinda; enhanced cash flow generation bolstered by industry-leading near-term growth; a sector-leading portfolio of 200 royalties providing increased operating scale and diversification; Premier Operating Partners including Agnico Eagle, Yamana, Barrick, and Endeavour, focus in Tier-1 jurisdictions with very low geo-political risk; a deep development pipeline including Newmont and Barrick’s REN project in Nevada; and ability to generate additional royalties throughout Royalty Generator Model; strong balance sheet, no debt, improved access to capital markets; enhanced trading liquidity, and expected GDSJ re-weighting; and an experienced Management team with capital markets expertise.

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As the graphic on the right demonstrates, royalty companies with greater scale tend to trade at higher multiples. We believe that our increased scale, coupled with Gold Royalty’s cash flow, geographic diversification growth profile will position the Company for a potential re-rate.

An important point is our offer values Elemental of a P to NAV of about—or a price to net asset value of about 1.5 times based on analyst consensus net asset value estimates, which, as you can see by the chart is at a premium to where the intermediate and junior royalty sector’s currently trading. We strongly believe our offer provides Elemental Shareholders full value and a healthy premium to date, with potential for a further value via re-rate.

With that, I’d like to pass it on to John Griffith to run us through our portfolio on a combined basis. John?

John Griffith — Chief Development Officer, Gold Royalty Corp.

Thank you, Dave.

I’d like to take a few minutes to highlight the exciting cornerstone asset and other key assets within the combined portfolio. Canadian Malartic currently produces around 700,000 ounces at industry-low all-in sustaining costs. We truly believe that our royalties on portions of this property to be a generational asset within our portfolio, offering multiple decades of mine life yet to come. The asset is managed by two very strong Operators in Agnico and Yamana.

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Gold royalty has a (inaudible) NSR over a significant portion of Malartic’s Odyssey underground project. We believe that a royalty of this caliber could not easily be replicated in today’s market. The mine transitioned from open-pit to underground operations where our 3 percent NSR is focused, advanced significantly in 2021, with shop (phon) sinking expected to begin in 2022, and first underground ore is expected to be processed in early 2023.

When fully ramped up, the underground operation is expected to produce between 500,000 and 600,000 ounces per year, with the current stated mine life of 18 years, which would make it Canada’s largest underground mine. However, we believe this is just the beginning. Going forward, exploration will be a large driver of growth for the assets. Agnico and Yamana are currently exploring opportunities for further upside. The current mine plan only includes approximately 50 percent of the project’s 14.3 million ounces of mineral resources. An increased conversion of resources is expected to extend the mine life by over 20 years, over and above the current 18 year mine-life, producing at a sustainable rate of between 500,000 and 600,000 ounces per year.

The REN (phon) project is a prospective land position located on the northern extension of the Goldstrike mine, often referred to as the Carlin complex, in Nevada. Goldstrike is a Tier-1 gold operation that’s already produced roughly 60 million ounces of gold and is owned by Nevada Gold Mines, a joint venture between Barrick and Newmont. Barrick recently commented that REN itself represents a potential significant new discovery and is a key extension of Gold Strike. A main resource for REN is expected in 2022, and the Nevada Gold Mine’s joint venture expects production of REN to commence in the next few years, representing upside potential to Barrick’s 10-year mine plan.

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The Fenelon gold project is located in Quebec, along the detour of Fenelon gold trend. Wallbridge released a main resource for Fenelon in November 2021 highlighting a multi-million-ounce resource of 2.13 million ounces in the indicated category, plus an additional 1.47 million ounces in the inferred category. Importantly, the deposit remains open in multiple directions, and at depth, showcasing excellent growth potential of both open-pit and underground resource.

Karlawinda, located in Western Australia, transitioned to steady-state operations in September 2021. The Mine is owned by Capricorn Metals, an $800 million market-cap Australian gold producer with a highly respected Management team. Capricorn CEO, Mark Clark, and team have taken Western Australian gold miner Regis Resources from approximately $40 million in market-cap to over $2 billion and have a strong record of mine development and operatorship.

Karlawinda is expected to produce between 110,000 and 125,000 ounces per year over a 10-plus year mine life, based on current reserves, operating within the lowest quartile, all-in sustaining costs. There is excellent potential for mine-life extensions based on existing resources beyond the reserves, as well as an exciting exploration potential across the project’s large, underexplored tenement package.

Wahgnion is a producing mine in Burkina Faso, owned and operated by Endeavour Mining, a $5.2 billion intermediate gold producer. The mine is expected to produce between 140,000 and 155,000 ounces in 2021. Endeavour committed to spend up to $12 million in exploration at Wahgnion, as part of a multi-year plan to extend mine life to 10-plus years, targeting four existing deposit areas. Endeavour has stated a 1.5 million, to 2 million ounce resource discovery target for Wahgnion over the next five years.

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A differentiating factor between Gold Royalty and its peers is our ability to generate royalties organically through both our Royalty Generator Model, with a particular focus in Nevada, Quebec, and Ontario, as well as drive organic growth via our strategic alliance with Prospector Royalty Corp., or PRC. Under the Royalty Generator Model, we prospect and state (phon) properties that are subsequently sold or leased to third parties. Gold Royalty Corp. then retains an NSR or under-carried interest on these properties after they’re sold or leased, thereby allowing us to grow our portfolio of royalties organically.

Gold Royalty also has a royalty referral agreement with PRC which targets royalties using a proprietary digitized database. Combined, these strategic initiatives provide Gold Royalty with a robust organic growth, and increased volume of royalties to evaluate without the need to participate in competitively priced auction processes.

We’re proud to have a list of very high-quality Operating Partners. The strength of these groups isn’t just important from the revenue perspective; it also goes to the core of Gold Royalty’s ESG and sustainability policy. A key consideration for us in evaluating new opportunities is identifying a shared ESG philosophy with our Partners. It’s particularly important for us, as a royalty company, given the fact we do not have direct operatorship of the mines. As a result, we pay particular attention during the due diligence phase to ESG considerations. By aligning ourselves with these Operators, we’re also aligning ourselves with high standards of ESG practices.

The pro forma Company will have several exciting catalysts over the next year across the portfolio. As you can see on the chart on the right, the pro forma Company will generate meaningful cash flow today and industry-leading growth over the next three years, with longer-term potential driven by advancement of key assets including Malartic’s Odyssey underground project, Nevada gold mine’s JV REN extension of the Goldstrike mine, and Wallbridge’s Fenelon asset.

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These four graphs clearly demonstrate how the pro forma Gold Royalty will be positioned relative to its peer group. On a combined basis, we’ll have a market capitalization of approximately $785 million, making us the largest royalty company in the sub $1 billion space; and in a position to compete with the intermediate royalty sector, including the likes of Sandstorm, Triple Flag, and Osisko. With our NYC American listing, we have significantly more trading liquidity than any of our direct peers. From a portfolio perspective, we will have a large, well-balanced, and diversified portfolio of 200 royalties, and a strong balance sheet that will allow us to continue to pursue acquisitions.

Finally, and perhaps most compelling, we will have an industry-leading near-term growth profile, with expected revenue growth of approximately 40 percent a year over the next three years. Importantly, this transaction will allow Elemental Shareholders to fully participate in this industry-leading diversified portfolio and growth profile.

I would now like to hand back to David Garofalo.

David Garofalo — Chairman, President, and CEO, Gold Royalty Corp.

Thank you, John.

In summary, this transaction is a tremendous fit from a strategic and operational perspective. It aligns with Gold Royalty’s stated strategic goal of becoming a preeminent intermediate royalty company by focusing on precious metal growth in Tier-1 jurisdictions and with Premier Operating Partners. The combined Company will have a sector-leading asset portfolio, strong cash flow generation, industry-leading growth profile, enhanced trading liquidity, and a strong balance sheet for future acquisitions.

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We believe there is a compelling case for potential re-rate which would unlock further upside for all shareholders. With one of the most experienced mining sector management teams, Gold Royalty will have the scale, capital, and experience to continue to drive meaningful growth for all Shareholders.

We look forward to walking the Elemental Shareholders into the bigger and better combination of strengths, and Operator, with that, we’re happy to receive questions from the audience.

I guess, John, you’re going to lead us through the Q&A in the queue, here.

Q & A

John Griffith — Chief Development Officer, Gold Royalty Corp.

Yes, thank you, Dave. Actually, there is a question already: how do you plan to repay the $25 million scrub (phon) loan, which will come due on the change of control?

David Garofalo — Chairman, President, and CEO, Gold Royalty Corp.

Our intent is to pay that out of our cash balances and available credit lines which are more than sufficient to cover that debt, and again, on a pro forma basis we’ll be exiting this transaction with no debt—I think that’s important—and strong cash flow generation, which puts us in an excellent position to finance future acquisitions of individual royalty opportunities or other companies.

John Griffith — Chief Development Officer, Gold Royalty Corp.

Thanks, Dave.

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Next question: have you spoken to South32 and the other key Elemental Shareholders? If so, what was their reaction?

David Garofalo — Chairman, President, and CEO, Gold Royalty Corp.

Certainly, we have canvased Shareholders, and I think the important message we wanted to deliver to them is we wanted to give them a choice, and that’s why we’ve gone directly to them. We’re quite optimistic that over the bid period they’ll see the value proposition that we’re offering, both in terms of the significant upfront premium, but also the potential for a re-rate on a combined basis, and that additional trading liquidity which gives them many more options of Shareholders and how to realise value over time.

John Griffith — Chief Development Officer, Gold Royalty Corp.

Thank you, Dave.

Speaking of the re-rate, the next question: what does a re-rate mean? Stock price goes up?

David Garofalo — Chairman, President, and CEO, Gold Royalty Corp.

Certainly, as John showed a little earlier on, there’s a significant gap in terms of trading values in multiples between the large cap companies and the mid-tier companies. Typically, the large cap companies are trading two to three times the underlying net asset value of your business, and the smaller ones are typically trading closer to the one-time range. That’s a lot of real estate between where the smaller cap companies are trading and where the large cap companies are trading. By creating that scale, that portfolio diversification, that growth trajectory that we expect to have on a combined basis, we have the potential for a significant increase in our multiple—our trading multiple, which will allow our Shareholders to enjoy that upside of combined basis. Much more difficult to do in a smaller scale company with low trading liquidity, small market cap, and inability for Institutional Investors to participate, given the large—the small scale and lack of trading liquidity.

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This opens up a universe of Investors on a combined basis that simply isn’t available to Elemental Shareholders in a small cap company today.

John Griffith — Chief Development Officer, Gold Royalty Corp.

Thanks, Dave.

The next question: Will Groy (phon) be buying Elemental shares in the open market?

David Garofalo — Chairman, President, and CEO, Gold Royalty Corp.

I have no intention of doing that right now. Again, our offer is available to all Shareholders on the basis of the 0.27 full Royalty shares per Elemental share, which values the company on the unaffected share price basis of CAD $1.78 per share. We’re quite excited about that combination, look forward to closing it in April.

John Griffith — Chief Development Officer, Gold Royalty Corp.

The next question, Dave: this offer to acquire Elemental appears attractive and accretive to both companies. When is the offer expected to expire?

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David Garofalo — Chairman, President, and CEO, Gold Royalty Corp.

Right now—and correct me if I’m wrong, John—I think it’s April 27 is when it’s available to…

John Griffith — Chief Development Officer, Gold Royalty Corp.

That’s correct.

David Garofalo — Chairman, President, and CEO, Gold Royalty Corp.

… for Shareholders to enter, and absent cooperation from Elemental to shorten that timeline, but right now, based on the unsolicited proposal we’ve made to Elemental’s Shareholders and the Board, it would be April 27 is when the bid expires.

John Griffith — Chief Development Officer, Gold Royalty Corp.

Thanks, Dave.

At this time, Dave, I don’t see any additional questions in the queue.

David Garofalo — Chairman, President, and CEO, Gold Royalty Corp.

Thank you very much, everybody, for your kind attention this morning, and if you have any other questions, please reach out to us through our website at goldroyalty.com. We do have a portal there where you can send questions to us, our general information email as well. We’d be delighted to answer any questions on this offer and encourage you to read the documents carefully as you receive them.

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Elemental Shareholders and Gold Royalty Shareholders, thank you so much for your support over the last year. It’s been a tremendous success for our shareholders, both in terms of the IPO and also the consolidation of the sector which I think has been long overdue, and we’ve acquired three of our peer companies over the last year that’s allowed us to grow our business substantially, and we think this is a logical next step for us to continue our upward growth trajectory and our value accretive additions to our portfolio.

Operator

Thank you, and this does conclude today’s call. We do thank you for your participation, and you may now disconnect.

ADDITIONAL INFORMATION

This communication is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The offer to acquire securities (the “Offer”) of Elemental Royalties Corp. (“Elemental”) and to issue securities of Gold Royalty Corp. (“Gold Royalty”) is being made solely by, and subject to the terms and conditions set out in, the Offer to Purchase and Bid Circular dated January 11, 2022 and related offer documents (the “Offer Documents”). Copies of such documents are available under Elemental’s profile at www.sedar.com. The distribution of this communication in jurisdictions other than Canada may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than Canada should inform themselves about, and observe, any applicable requirements. This presentation does not purport to comply with the laws of any non-Canadian jurisdiction, excluding the United States, and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside Canada. Shareholders should refer to the Offer Documents for important information regarding the Offer.

The information herein regarding Elemental has been derived from Elemental’s public disclosure. All references to “$” or dollar amounts are to United States dollars and all references to “C$” are to Canadian dollars, unless otherwise indicate.

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NOTICE TO U.S. SHAREHOLDERS

In connection with the Offer, Gold Royalty has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 (the “Registration Statement”), which contains a prospectus relating to the Offer, under the U.S. Securities Act of 1933, as amended. INVESTORS, SHAREHOLDERS OF ELEMENTAL, AND OTHER INTERESTED PARTIES ARE URGED TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT GOLD ROYALTY, ELEMENTAL, AND THE OFFER. Materials filed with the SEC will be available electronically without charge at the SEC’s website at www.sec.gov under Gold Royalty’s profile and the materials will be posted on Gold Royalty’s website at www.goldroyalty.com.

Gold Royalty is a foreign private issuer and is permitted to prepare the offer to purchase and takeover bid circular and related documents in accordance with Canadian disclosure requirements, which are different from those of the United States. Gold Royalty prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and they may not be directly comparable to financial statements of United States companies. In addition, mineral reserve and mineral resource information included in this presentation has been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the CIM Definition Standards, which differ in many respects from the requirements of the United States securities laws. The SEC has adopted new rules to amend and modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC (the “SEC Modernization Rules”). We are required to provide disclosure on our mineral properties under the SEC Modernization Rules in our Registration Statement and prospectus contained therein. We have included schedules to our Registration Statement and prospectus containing Supplemental Mining Property Disclosures that we believe are in compliance with the SEC Mining Modernization Rules. As a result of SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources,” “indicated mineral resources,” and “inferred mineral resources,” and the definitions of “proven mineral reserves” and “probable mineral reserves” have been amended to be substantially similar to the corresponding CIM Definition Standards. However, there remain differences in the definitions and standards under the SEC Mining Modernization Rules and the CIM Definition Standards, and, therefore, shareholders should also refer to the Supplemental Mining Property Disclosure schedules attached to the Registration Statement and prospectus contained therein.

Shareholders in the United States should be aware that the disposition of their Elemental shares and the acquisition of Gold Royalty shares by them as described herein may have tax consequences both in the United States and in Canada. Shareholders should be aware that owning Gold Royalty shares may subject them to tax consequences both in the United States and in Canada. Such consequences for shareholders who are resident in, or citizens of the United States, may not be described fully herein and such shareholders are encouraged to consult their tax advisors. See Section 36 of the Offer to Purchase dated January 11, 2022, “Certain Canadian Federal Income Tax Considerations” and Section 37 of the Offer to Purchase, “Certain United States Federal Income Tax Considerations”.

THE OFFER CONSIDERATION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER SECURITIES REGULATORY AUTHORITY, NOR HAS THE SEC OR ANY OTHER SUCH AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF ANY OFFERING DOCUMENTS, INCLUDING THE OFFER TO PURCHASE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

In accordance with applicable law, rules and regulations of the United States, Canada or its provinces or territories, including Rule 14e-5 under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), Gold Royalty or its affiliates and any advisor, broker or other person acting as agent for, or on behalf of, or in concert with Gold Royalty or its affiliates, directly or indirectly, may bid for, make purchases of, or make arrangements to, purchase Elemental shares or certain related securities outside the Offer, including purchases in the open market at prevailing prices or in private transactions at negotiated prices. Such bids, purchases or arrangements to purchase may be made during the period of the Offer and through the expiration of the Offer. Any such purchases must comply with applicable laws, rules and regulations. To the extent information about such purchases or arrangements to purchase is made public in Canada, such information will be disclosed by means of a press release or other means reasonably calculated to inform shareholders in the United States of such information.

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CAUTIONARY STATEMENT REGARDING FORWARD LOOKING-STATEMENTS

Certain of the information in this communication contains ‘forward-looking information’ and ‘forward-looking statements’ within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”) and involve known and unknown risks, uncertainties and other factors that may cause Gold Royalty’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. The words “believe”, “expect”, “will”, “estimate”, “propose” and derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Such forward-looking statements, including but not limited to statements relating to: the satisfaction of the conditions related to the Offer; the anticipated timing, benefits and effects of the completion of the Offer; a subsequent transaction, Gold Royalty’s business plans and strategies; the plans of the operators of the projects underlying Gold Royalty’s and Elemental’s royalty and other interests; expected exploration and development timelines and other expected developments regarding such projects; the anticipated synergies and other benefits of the proposed transaction, including Gold Royalty’s intentions with respect to Elemental’s business, and expectations regarding revenue generation from royalty interests, involve risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among others, the ability to obtain necessary approvals, including any stock exchange approvals, and to meet the other conditions under the Offer, the ability to realize the benefits under the proposed transaction, material adverse effects on the business, properties and assets of the parties; the accuracy of Elemental’s public disclosures and that Elemental has not failed to publicly disclose any material information with respect to its business, operations, assets, material agreements, or otherwise, the impact of general economic and market conditions; any inability of the operators of the properties underlying the parties’ royalty and other interests to execute proposed plans for such properties, any inability of the operators of the projects underlying royalty interests to achieve expected project milestones, including expected production at such projects, risks related to such operators or the exploration, development and mining operations of the properties underlying the parties’ royalty and other interests; impacts of macroeconomic developments as well as the impact of and the responses of relevant governments to the COVID-19 pandemic and the effectiveness of such responses; any inability of the parties to carry out growth plans and other risk factors set forth in Gold Royalty’s annual report on Form 20-F for the year ended September 30, 2021 and in the Offer Documents, copies of which are available at www.SEDAR.com. Although Gold Royalty has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Gold Royalty does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

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